Filed Pursuant to Rule 424(b)(3)

Registration No. 333-275117

PROSPECTUS SUPPLEMENT NO. 7

(to Prospectus dated November 22, 2023)

Scilex Holding Company

Up to 13,474,683 Shares of Common Stock

This prospectus supplement supplements the prospectus dated November 22, 2023 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-275117). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 25, 2024 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the resale from time to time by the selling stockholders named in the Prospectus (including their permitted transferees, donees, pledgees and other successors-in-interest) (collectively, the “Selling Stockholders”) of up to an aggregate of 13,474,683 shares (the “Resale Shares”) of our common stock, par value $0.0001 per share (“Common Stock”), consisting of:

(i) up to 474,683 shares of Common Stock (the “HB Shares”), of which 161,392 shares of Common Stock are held by Cove Lane Onshore Fund, LLC (“Cove Lane”) and 313,291 shares of Common Stock are held by HBC Investments LLC (“HBC”), in each case issued on September 25, 2023, pursuant to the Settlement Agreement (as defined and described below); and

(ii) up to 13,000,000 shares of Common Stock issuable upon exercise of warrants to purchase Common Stock, having an exercise price of $0.01 per share (such shares issuable upon exercise, the “Penny Warrant Shares” and such warrants, the “Penny Warrants”), issued to Oramed Pharmaceuticals Inc. (“Oramed”) pursuant to the Scilex Oramed SPA (as defined and described below).

On September 21, 2023, we entered into, and consummated the transactions contemplated by that certain Securities Purchase Agreement, dated as of such date, between us and Oramed (the “Scilex-Oramed SPA”). Pursuant to the Scilex-Oramed SPA, among other things, on September 21, 2023, we (i) issued to Oramed (A) a senior secured promissory note due 18 months from the date of issuance in the principal amount of $101,875,000 (the “Oramed Note”), (B) a warrant to purchase up to an aggregate of 4,500,000 shares of Common Stock (the “Closing Penny Warrant”), with an exercise price of $0.01 per share and restrictions on exercisability (as more fully described elsewhere in the Prospectus), and (C) warrants to purchase up to an aggregate of 8,500,000 shares of Common Stock (the “Subsequent Penny Warrants” and together with the Closing Penny Warrant, the “Penny Warrants”), each with an exercise price of $0.01 per share and each with restrictions on exercisability (as more fully described elsewhere in the Prospectus), and (ii) caused certain outstanding warrants to purchase up to an aggregate of 4,000,000 shares of Common Stock, with an exercise price of $11.50 per share, that we acquired from Sorrento pursuant to the Sorrento SPA (as defined and described elsewhere in the Prospectus) to be transferred to Oramed (the “Transferred Warrants”). See the section in the Prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Transactions with Oramed Pharmaceuticals Inc. and Sorrento Therapeutics, Inc.” for additional information regarding the Scilex-Oramed SPA and transactions related thereto.

On September 15, 2023, we entered into that certain Settlement Agreement (the “Settlement Agreement”) with Cove Lane, HBC and Hudson Bay Capital Management LP (“Hudson Bay” and collectively with Cove Lane and HBC, the “Hudson Bay Parties” and each a “Hudson Bay Party”) in connection with a previously contemplated financing with the Hudson Bay Parties. The HB Shares were issued to Cove Lane and HBC pursuant to the Settlement Agreement. See the section in the Prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Settlement Agreement” for additional information.

Our Common Stock is listed on the Nasdaq Capital Market under the symbol “SCLX”. On March 22, 2024, the last reported sales price per share of our Common Stock was $1.44.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 17 of the Prospectus as well as risks and uncertainties described under similar headings in any amendments or supplements to the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 25, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 25, 2024

SCILEX HOLDING COMPANY

(Exact name of registrant as specified in its charter)

Delaware	001-39852	92-1062542
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

960 San Antonio Road, Palo Alto, California, 94303

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (650) 516-4310

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	SCLX	The Nasdaq Stock Market LLC
Warrants to purchase one share of common stock, each at an exercise price of $11.50 per share	SCLXW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 1.02.	Termination of a Material Definitive Agreement.

On March 25, 2024, Scilex Holding Company (the “Company”) and YA II PN, LTD. (“Yorkville”) mutually agreed to terminate the Amended and Restated Standby Equity Purchase Agreement, dated as of February 8, 2023, between the Company and Yorkville (as amended or otherwise modified from time to time in accordance with its terms, the “SEPA”). The termination of the SEPA is effective as of March 25, 2024. The SEPA provided for the sale of shares of the Company’s common stock having an aggregate offering price of up to $500.0 million.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

104	Cover Page Interactive Data File, formatted in Inline Extensible Business Reporting Language (iXBRL).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SCILEX HOLDING COMPANY

By:	/s/ Jaisim Shah
Name:	Jaisim Shah
Title:	Chief Executive Officer and President

Date: March 25, 2024

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